02019005

SECURITIES AND EXCHANGE COMMISSION

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RECEIVED MAR 01 2002 WASH, D.C. 354 SECTION

SEC FILE NUMBER
8- 14716

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allmerica Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 Lincoln Street
(No. and Street)

Worcester	MA	01653
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Brodeur (508)855-4295
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name — *if individual, state last, first, middle name*)

160 Federal Street	Boston	MA	02110
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael J. Brodeur, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________, as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Michael J. Brodeur
Signature

Financial and Operations Principal
Title

Alison H. Bartczak
Notary Public

ALISON H. BARTCZAK
Notary Public
Commonwealth of Massachusetts
My Commission Expires
... 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Allmerica Investments, Incorporated
December 31, 2001 and 2000
Table of Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
160 Federal Street
Boston MA 02110
Telephone (617) 439 4390

Report of Independent Accountants

To the Board of Directors and Stockholder
of Allmerica Investments, Incorporated:

In our opinion, the accompanying statements of financial condition and related statements of income, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of Allmerica Investments, Incorporated (the "Company") at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 27, 2002

Allmerica Investments, Incorporated
Statements of Financial Condition
December 31,

	2001	2000
Assets		
Cash and cash equivalents	$1,039,421	$1,091,019
Investments at market value (cost of $2,118,431 and $2,270,349)	2,100,120	2,243,375
Commission income receivable	2,332,942	2,299,734
Accrued investment income	33,680	38,302
Deferred federal income taxes	1,815	38,350
Federal income tax recoverable	296,104	656,247
Capitalized software	909,864	-
Other assets	65,000	248,941
	$6,778,946	$6,615,968
Liabilities		
Accounts payable and accrued expenses, including $1,598,284 and $441,963 due to affiliates	$3,700,694	$4,468,711
Contingencies (Note 7)		
Stockholder's Equity		
Common stock, $10 par value; 15,000 shares authorized; 953 shares issued and outstanding	9,530	9,530
Additional paid-in capital	1,404,147	904,147
Retained earnings	1,664,575	1,233,580
	3,078,252	2,147,257
	$6,778,946	$6,615,968

The accompanying notes are an integral part of these financial statements.

Allmerica Investments, Incorporated
Statements of Income
For the Years Ended December 31,

	2001	2000
Revenues		
Commissions	$10,122,559	$14,590,477
Dealer concessions	11,836,625	12,651,489
Distribution fees	32,799,578	11,476,434
Interest income	256,627	429,430
Net (losses) gains on investments	(473,268)	78,577
	54,542,121	39,226,407
Expenses		
Commissions and bonuses	44,358,987	25,985,426
Administrative service fees charged by affiliates	4,453,971	6,733,965
Agency expenses	4,664,958	4,618,154
Other expenses	218,131	474,609
	53,696,047	37,812,154
Income before income taxes	846,074	1,414,253
Income tax provision		
Current	378,544	442,762
Deferred	36,535	134,740
	415,079	577,502
Net income	$ 430,995	$ 836,751

The accompanying notes are an integral part of these financial statements.

Allmerica Investments, Incorporated
Statements of Changes in Stockholder's Equity
For the Years Ended December 31, 2001 and 2000

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at December 31, 1999	$ 9,530	$ 4,147	$ 1,396,829	$ 1,410,506
Capital contribution from parent	-	900,000	-	900,000
Dividend declared and paid	-	-	(1,000,000)	(1,000,000)
Net income	-	-	836,751	836,751
Balances at December 31, 2000	9,530	904,147	1,233,580	2,147,257
Capital contribution from parent	-	500,000		500,000
Net income	-	-	430,995	430,995
Balances at December 31, 2001	$ 9,530	$ 1,404,147	$ 1,664,575	$ 3,078,252

The accompanying notes are an integral part of these financial statements.

Allmerica Investments, Incorporated
Statements of Cash Flows
For the Years Ended December 31,

	2001	2000
Cash flows from operating activities		
Net income	$ 430,995	$ 836,751
Adjustments to reconcile net income to net cash		
Provided by (used in) operating activities:		
Net realized investment loss	481,931	10,262
Net unrealized appreciation of investments	(8,663)	(88,839)
Deferred federal income taxes	36,535	134,740
Amortization, net	8,559	2,952
Change in accrued investment income	4,622	(4,253)
Change in commission income receivable	(33,208)	(507,367)
Change in federal income tax recoverable	360,143	(1,009,161)
Change in prepaid expenses	-	50,138
Change in other assets	183,941	144,703
Change in accounts payable	(768,017)	168,390
Net cash provided by (used in) operating activities	696,838	(261,684)
Cash flows from investing activities		
Proceeds from sale and maturities of investments	438,650	883,295
Purchase of investments	(777,222)	(1,226,959)
Increase in capitalized software	(909,864)	-
Net cash used in investing activities	(1,248,436)	(343,664)
Cash flows from financing activities		
Capital contributed from parent	500,000	900,000
Dividend to parent	-	(1,000,000)
Net cash provided by (used in) financing activities	500,000	(100,000)
Net decrease in cash and cash equivalents	(51,598)	(705,348)
Cash and cash equivalents at beginning of year	1,091,019	1,796,367
Cash and cash equivalents at end of year	$ 1,039,421	$ 1,091,019
Income tax net payments	$ 14,400	$ 1,324,685

The accompanying notes are an integral part of these financial statements.

1. Organization

Allmerica Investments, Incorporated (the "Company"), a wholly-owned subsidiary of Allmerica Financial Life Insurance and Annuity Company (the "Parent", or "AFLIAC"), is a registered broker-dealer incorporated in Massachusetts for the purpose of selling variable annuities, variable life insurance, mutual funds, direct participation programs and brokerage services for debt and equity securities. The Parent is a wholly-owned subsidiary of First Allmerica Financial Life Insurance Company ("FAFLIC"), a stock life insurance company, which is a wholly-owned subsidiary of Allmerica Financial Corporation ("AFC").

Prior to July 1, 2001, AFLIAC was a registered broker-dealer responsible for processing variable product sales by agents of both AFLIAC and FAFLIC. Effective July 1, 2001, AFLIAC was no longer registered as a broker-dealer. Subsequently, sales of these variable products and related commissions have been processed by the Company. The Company does not retain any fees for this service. For the year ended December 31, 2001, the Company recognized $20,489,102 of distribution fees and $20,489,102 of commissions and bonuses related to these sales.

2. Summary of Significant Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results could differ from those estimates.

Clearing and Settlement of Brokerage Transactions – Unit investment transactions and certain initial new client purchases of mutual funds are cleared by the Company, if applicable. All other securities transactions are cleared by National Financial Services Corporation ("NFSC"). NFSC also provides administrative services for brokerage transactions initiated by the agency field force.

Off-balance sheet risk may exist to the extent that accounts introduced to the clearing broker may result in a loss to the Company. At December 31, 2001, the Company was not aware of any such losses. The loss would be limited to the change in the price of the related security if it had to be liquidated.

Cash and Cash Equivalents - Cash equivalents consist of amounts due from banks and investments in money market mutual funds. These investments are carried at market value.

Investments - Investments consist of U.S. Treasury securities and corporate bonds. Investments are carried at market value as determined by quoted market prices. Gains (losses) on investments in the Statements of Income include realized gains and losses and unrealized appreciation and depreciation on investments.

2. Summary of Significant Accounting Policies (continued)

Capitalized Software – In accordance with the provisions of Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SoP 98-1"), the Company is required to capitalize certain costs incurred in developing internal-use computer software. During 2001, the Company capitalized $909,864 of computer software costs, consisting primarily of allocated employee related expenses and external consulting fees incurred by FAFLIC. Amortization is provided for using the straight-line method over the estimated useful lives of the related assets, which generally range from 3 to 5 years. As of December 31, 2001, the Company did not recognize any amortization related to these costs.

Other Assets - Other assets include amounts on deposit with clearing brokers

Revenue Recognition - Dealer concessions, commissions and distribution fees earned (and related expenses) from the distribution and sales of mutual fund shares and other securities are recorded on a trade date basis. Dividend and interest income is recorded on an accrual basis.

Intercompany Cost Arrangements - The Company has agreements under which FAFLIC and affiliates provide management, facilities and other administrative services. Reimbursement for such services is based on costs incurred by FAFLIC and affiliates. The amounts are reflected in the Statements of Income as administrative service fees charged by affiliates.

Federal Income Taxes – The Company is included in the consolidated federal income tax return of AFC. Under the written tax-sharing agreement, federal income taxes are calculated as if the Company had filed its return on a separate company basis, to the extent the Company generates pre-tax income. For periods in which pre-tax losses are incurred by the Company and are utilized by the consolidated group, the Company will reflect related tax benefits as current recoverables. Any losses not utilized by the consolidated group are recognized as deferred tax assets in accordance with Statement of Financial Accounting Standard No. 109 "Accounting for Income Taxes" ("Statement No. 109"). Statement No. 109 requires an asset and liability approach in accounting for income taxes. Deferred federal income taxes are generally recognized when assets and liabilities have different values for financial statement and income tax purposes.

Reclassifications - Certain prior year amounts have been reclassified to conform to the current year presentation.

3. Related Parties

Administrative service fees charged by affiliates consist of the following for the years ended December 31:

	2001	2000
Agency field expenses	$ 2,496,559	$ 5,133,925
Compensation and benefits	1,379,622	1,176,722
Travel	206,583	157,872
Computer processing	180,330	120,035
Rent	73,769	50,149
Supplies	40,625	37,041
Printing	14,974	14,888
Marketing	13,923	19,826
Other	47,586	23,507
	$ 4,453,971	$ 6,733,965

During May 2001, certain agency costs, previously allocated to the Company from affiliates, were retained by AFLIAC.

The Company received capital contributions of $500,000 and $900,000 in 2001 and 2000, respectively. In addition, the Company declared and paid dividends of $1,000,000 to the Parent from retained earnings in 2000.

4. Investments

The amortized cost and market value of investments by contractual maturity are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	For the Year Ended December 31, 2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
U.S. Treasury securities:				
Due after five years through ten years	$ 246,214	$ 3,024	$ -	$ 249,238
Corporate bonds:				
Due after one year through five years	852,774	7,440	23,462	836,752
Due after five years through ten years	1,019,443	10,043	15,356	1,014,130
	$ 2,118,431	$ 20,507	$ 38,818	$ 2,100,120

4. Investments (continued)

	For the Year Ended December 31, 2000			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Corporate bonds:				
Due after one year through five years	$ 1,017,662	$ 5,144	$ 33,773	$ 989,033
Due after five years through ten years	1,252,687	15,147	13,492	1,254,342
	$ 2,270,349	$ 20,291	$ 47,265	$ 2,243,375

Proceeds from bonds sold, matured or repaid were $438,650 and $883,295 during 2001 and 2000, respectively. Gross losses were realized on the disposition of bonds of $61,562 and $15,963 during 2001 and 2000, respectively. Gross gains were realized on the disposition of bonds of $15,853 and $5,701 during 2001 and 2000, respectively. In addition, during 2001, the Company recognized losses of $436,222 from impaired securities.

The components of interest income are as follows:

	For the Years Ended December 31, 2001	2000
Bonds	$ 169,620	$ 153,596
Cash and equivalents	87,007	275,834
	$ 256,627	$ 429,430

5. Income taxes

Provisions for income taxes have been calculated in accordance with the provisions of Statement No. 109. A summary of the income tax expense is shown below:

	For the Years Ended December 31, 2001	2000
Federal:		
Current	$ 205,737	$ 315,524
Deferred	36,535	134,740
	242,272	450,264
State:		
Current	172,807	127,238
	$ 415,079	$ 577,502

5. Income taxes (continued)

The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to pretax income primarily due to state income taxes.

Management believes, based upon the Company's recent earnings history and future tax planning strategy that the Company will be able to utilize the deferred tax asset.

The provision for deferred federal income tax results from temporary differences in the recognition of assets and liabilities for tax and financial statement purposes.

Deferred Income Tax Asset:

	2001	2000
Unrealized depreciation on securities	$ 1,815	$ 9,334
Accrued legal expenses	-	22,750
Capital loss carryforward	-	6,266
Net deferred income tax asset	$ 1,815	$ 38,350

During 2001, the Company made payments of $168,806 to AFC for Massachusetts state income taxes and received $154,406 of net refunds from AFC related to federal income taxes. Net payments of $1,324,685 were made in 2000 to AFC for federal income taxes. At December 31, 2001 and 2000, payables to AFC for Massachusetts state income taxes were $77,817 and $73,816, respectively.

6. Net Capital Requirements

The Company operates pursuant to Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $1,744,663, which was $1,494,663 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital ratio was 2.1 to 1.

7. Contingencies

The Company has been named a defendant in various legal proceedings arising in the normal course of business. In the Company's opinion, based on the advice of legal counsel, the ultimate resolution of these proceedings will not have a material effect on the Company's financial statements. However, liabilities related to these proceedings could be established in the near term if estimates of the ultimate resolution of these proceedings are revised.

Allmerica Investments, Incorporated
Supplementary Schedule I
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

Stockholder's equity at December 31, 2001 per statement of financial condition	$3,078,252
Nonallowable assets:	
Capitalized software	(909,864)
Federal income tax recoverable	(296,104)
Deferred federal income taxes	(1,815)
Net capital before haircuts	1,870,469
Haircuts on investment securities, computed, where applicable, Pursuant to Rule 15c 3-1(f)	(125,806)
Net capital	$1,744,663

Computation of Basic Net Capital Requirement

1.	Minimum net capital required (6-2/3% of aggregate indebtedness of $3,700,694)	$ 246,712
2.	Minimum net capital requirement of Company	$ 250,000
3.	Net capital requirement (greater of 1 or 2 above)	$ 250,000
4.	Excess net capital ($1,744,663 - $250,000)	$ 1,494,663
5.	Excess net capital at 1000%	$ 1,374,594
6.	Ratio of aggregate indebtedness to net capital	2.1 to 1

Computation of Aggregate Indebtedness

Total liabilities per statement of financial condition	$ 3,700,694
Nonallowable liabilities	-
Aggregate indebtedness	$ 3,700,694

Allmerica Investments, Incorporated
Supplementary Schedule I (continued)
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

Reconciliation with Company's Computation
(included in Part II of Form X-17A-5 as of December 31, 2001)

Net capital, as reported in Company's Part II (unaudited) focus report	$ 1,664,228
Audit Adjustments, net	80,435
Net capital per above	$ 1,744,663

Allmerica Investments, Incorporated
Supplementary Schedule II
Computation of Determination of Reserve Requirements for Broker-Dealers under Rule 15c3-3 of the Securities and Exchange Commission

Credit Balances

Free credit balances and other credit balances in customers' security accounts	$	-
Monies borrowed collateralized by securities carried for the accounts of customers		-
Monies payable against customers' securities loaned		-
Customers' securities failed to receive (including credit balances in continuous net settlement accounts)		-
Credit balances in firm accounts that are attributable to principal sales to customers		-
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over thirty calendar days old		-
Market value of short security count differences over thirty calendar days old		-
Market value of short securities and credits (not to be offset by "longs" or by debits) in all suspense accounts over thirty calendar days		-
Market value of securities that are in transfer in excess of forty calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer		-
Total Credit Balances	$	-

Debit Balances

Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to rule 15c3-3	$	-
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		-
Failed to deliver of customers' securities not older than 30 calendar days (including debit balances in continuous net settlement accounts)		-
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts		-
Other		-
Gross debits		-
Less 3% charge		-

Allmerica Investments, Incorporated
Supplementary Schedule II (continued)
Computation of Determination of Reserve Requirements for Broker-Dealers under Rule 15c3-3 of the Securities and Exchange Commission

Total Debit Balances	$ -

Reserve Computation

Excess of Total Debits over Total Credits	-
Required Deposit	$ -

The above calculation does not differ from the Company's calculation reported in Part II of the Company's unaudited FOCUS Report at December 31, 2001.

Allmerica Investments, Incorporated
Supplementary Schedule II (continued)
Information Relating to Possession or Control Requirements for Broker-Dealers under Rule 15c3-3 of the Securities and Exchange Commission

Customers' fully paid and excess margin securities not in the respondent's possession or control as of December 31, 2001	$ -
Number of Items	-
Customers' fully paid and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2001	$ -
Number of Items	-

The above calculation does not differ from the Company's calculation reported in Part II of the Company's unaudited FOCUS Report at December 31, 2001.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
160 Federal Street
Boston MA 02110
Telephone (617) 439 4390

Report of Independent Accountants on Internal Control Required By SEC Rule 17a-5

To the Board of Directors and Stockholder of
Allmerica Investments, Incorporated:

In planning and performing our audit of the financial statements and supplemental schedules of Allmerica Investments, Incorporated (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2002